Exhibit 99.1

Xinyuan Real Estate Confirms Continuation of Share Repurchase Program

BEIJING, May 4, 2020 /PRNewswire/ -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and also in other countries, today confirmed that it is continuing its previously announced common share/ADS repurchase program.

The previously announced 2019 Share Repurchase Program was approved on May 20, 2019, for an aggregate purchase amount of shares up to US$50 million through the end of 2021. Over the course of 2019, the Company purchased approximately 5.9 million ADS.

Mr. Yong Zhang, Xinyuan’s Chairman, stated: “We have built a very strong business over the years, as demonstrated by our growth, profitability and cash flow. We have met all debt obligations, and our long history of paying dividends since 2011, combined with our active ADS repurchase program, demonstrates our commitment to returning value to our shareholders.”

Details about the ADS repurchase programs can be found in the Company’s most recent annual report on Form 20-F on file with the U.S. Securities and Exchange Commission.

About Xinyuan Real Estate

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

Ms. Susie Wang

Mobile: +86 (138) 1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: Julia@blueshirtgroup.com